STATEMENT OF INVESTMENTS

Dreyfus Basic Municipal Money Market Fund

May 31, 2008 (Unaudited)

Short-Term Investments--98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.9%				
Birmingham Industrial Development Board, Revenue (Diamond Displays, Inc. Project) (LOC; Regions Bank)	1.82	6/7/08	2,215,000 a	2,215,000
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	1.65	6/7/08	2,300,000 a	2,300,000
Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank)	1.73	6/7/08	1,800,000 a	1,800,000
California--.9%				
California, RAN	4.00	6/30/08	3,000,000	3,001,471
Colorado--1.4%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	1.65	6/7/08	2,000,000 a	2,000,000
Solaris Metropolitan District Number 1, Property Tax Revenue (LOC; Key Bank)	1.67	6/7/08	2,610,000 a	2,610,000
District Of Columbia--2.6%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	1.68	6/7/08	6,535,000 a,b	6,535,000
District of Columbia, Revenue (Idea Public Charter School) (LOC; Allfirst Bank)	1.67	6/7/08	2,100,000 a	2,100,000
Florida--5.9%				
Capital Trust Agency, MFHR (Brittany Bay Apartments - Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	2,835,000 a,b	2,835,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	2,000,000	2,002,053
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	2.65	6/12/08	3,000,000	3,000,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	1.65	6/7/08	1,450,000 a	1,450,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA				

Bank PLC)	2.58	6/11/08	5,000,000	5,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	3,000,000	3,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/12/08	2,500,000	2,500,000
Georgia--6.0%				
Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank)	1.65	6/7/08	3,000,000 [a]	3,000,000
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA, Inc. and Liquidity Facility; Bayerische Landesbank)	2.50	6/7/08	3,000,000 [a]	3,000,000
Bainbridge and Decatur County Development Authority, IDR (Rand Group Limited Project) (LOC; National City Bank)	2.08	6/7/08	9,165,000 [a]	9,165,000
Burke County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Liquidity Facility; Bank of America)	4.25	6/16/08	5,000,000	5,000,000
Illinois--6.9%				
Chicago, Collateralized SFMR	3.58	10/7/08	505,000	505,000
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; MBIA, Inc. and Liquidity Facility; Citibank NA)	1.88	6/7/08	4,725,000 [a,b]	4,725,000
Illinois, GO Notes (Liquidity Facility; Citigroup Global Markets Holdings)	1.60	6/7/08	880,000 [a,b]	880,000
Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Wachovia Bank)	1.70	6/7/08	3,820,000 [a]	3,820,000
Illinois Development Finance Authority, Revenue (Aurora Central Catholic High School) (LOC; Allied Irish Banks)	1.89	6/7/08	1,000,000 [a]	1,000,000
Illinois Development Finance Authority, Revenue (Park Ridge Youth Campus Project) (LOC; ABN-AMRO)	1.65	6/7/08	1,200,000 [a]	1,200,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	1.40	8/7/08	2,000,000	2,000,000
Illinois Finance Authority, Revenue (Elgin Academy Project) (LOC; Charter One				

Bank NA)	1.68	6/7/08	2,185,000 [a]	2,185,000
Northbrook Park District, Limited Tax Park, GO Notes	3.50	12/1/08	1,675,000	1,679,075
University of Illinois of Trustees, Auxiliary Facilities System Revenue (Putters Program) (Insured; MBIA, Inc. and Liquidity Facility; JP Morgan Chase Bank)	1.77	6/7/08	5,205,000 [a,b]	5,205,000
Indiana--3.6%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	3,000,000	3,000,000
Fort Wayne, EDR (Park Center Project) (LOC; National City Bank)	2.08	6/7/08	2,555,000 [a]	2,555,000
Fort Wayne South Side School Building Corporation, First Mortgage Revenue, Refunding (Insured; FSA)	3.25	7/15/08	1,290,000	1,292,530
Indiana Bond Bank, State Revolving Fund Program Revenue	5.00	2/1/09	1,145,000	1,167,587
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	3,000,000	3,000,000
Whitley County Multi-School Building Corporation, First Mortgage Bonds, Refunding (Insured; FSA)	3.25	7/15/08	1,055,000	1,056,343
Kansas--1.4%				
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	1.72	6/7/08	2,500,000 [a]	2,500,000
Shawnee, IDR (Thrall Enterprises Inc. Project) (LOC; ABN-AMRO)	1.75	6/7/08	2,100,000 [a]	2,100,000
Kentucky--1.5%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	1.90	6/7/08	5,000,000 [a]	5,000,000
Louisiana--2.2%				
Lehman Municipal Trust Receipts (Jefferson Parish Home Mortgage Authority) (Liquidity Facility; Lehman Liquidity Corporation and LOC: FNMA and GNMA)	2.28	6/7/08	4,000,000 [a,b]	4,000,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Price LeBlanc Facility, L.C. Project) (LOC; Regions Bank)	1.65	6/7/08	3,500,000 [a]	3,500,000
Maryland--.5%				
Maryland Economic Development Corporation, Revenue (Chesapeake Advertising				

Facility) (LOC; M&T Bank)	1.87	6/7/08	1,740,000 [a]	1,740,000
Massachusetts--2.1%				
Haverhill, GO Notes, BAN	4.00	9/26/08	3,000,000	3,004,629
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	5/14/09	4,000,000	4,000,000
Michigan--7.0%				
ABN AMRO Munitops Certificate Trust (Michigan Housing Development Authority) (Liquidity Facility; Bank of America and LOC; GNMA)	1.72	6/7/08	9,340,000 [a,b]	9,340,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	2,400,000	2,400,000
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	2,400,000	2,401,699
Michigan Strategic Fund, LOR (Merchants LLC Project) (LOC; National City Bank)	2.23	6/7/08	1,945,000 [a]	1,945,000
Michigan Strategic Fund, LOR (NSS Technologies Project) (LOC; Wachovia Bank)	1.75	6/7/08	4,000,000 [a]	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	1.77	6/7/08	3,490,000 [a]	3,490,000
Minnesota--3.2%				
Metropolitan Council, GO Notes	4.00	3/1/09	2,440,000	2,474,115
Minneapolis-Saint Paul Metropolitan Airports Commission, GO Notes Revenue, Refunding	5.50	1/1/09	3,135,000	3,193,346
Minneapolis-Saint Paul Metropolitan Airports Commission, Senior Airport Revenue, Refunding	5.00	1/1/09	1,500,000	1,514,958
Waite Park, IDR (McDowall Company Project) (LOC; U.S. Bank NA)	1.88	6/7/08	3,435,000 [a]	3,435,000
Missouri--.4%				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.25	6/1/08	1,200,000 [a]	1,200,000
Nevada--2.0%				
Director of Nevada Department of Business and Industry, Revenue (Nevada Cancer Institute Project) (LOC; Bank of America)	1.55	6/7/08	6,750,000 [a]	6,750,000
New Hampshire--.5%				
New Hampshire,				

Turnpike System Revenue, Refunding (Insured; FSA)	5.00	10/1/08	1,600,000	1,617,692
New York--3.6%				
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank)	1.60	6/7/08	12,000,000 a	12,000,000
North Carolina--7.3%				
Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) (LOC; Wachovia Bank)	1.70	6/7/08	2,970,000 a	2,970,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	4.00	6/7/08	15,000,000 a	15,000,000
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	1.78	6/7/08	6,375,000 a,b	6,375,000
North Dakota--.9%				
North Dakota Rural Water Finance Corporation, Public Projects Construction Notes	2.63	10/1/08	3,000,000	3,000,000
Ohio--1.1%				
Clark County, Solid Waste Facilities Revenue (Eastwood Dairy LLC Project) (LOC; National City Bank)	1.91	6/7/08	2,750,000 a	2,750,000
Columbus GO Notes (Various Purpose)	5.00	6/15/08	1,000,000	1,001,065
Oklahoma--1.3%				
Optima Municipal Authority, Industrial Revenue (Seaboard Project) (LOC; SunTrust Bank)	1.80	6/7/08	4,500,000 a	4,500,000
Pennsylvania--8.9%				
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	1.70	6/7/08	1,600,000 a	1,600,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	1.68	6/7/08	3,500,000 a	3,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	1.65	6/7/08	5,300,000 a	5,300,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Student Services Project) (LOC; Fulton Bank)	1.72	6/7/08	3,810,000 a	3,810,000

Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	2.62	6/10/08	3,000,000	3,000,000
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.66	6/7/08	3,320,000 [a]	3,320,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	2,000,000	2,000,000
Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank)	1.77	6/7/08	5,000,000 [a]	5,000,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	2,000,000 [a,b]	2,000,000
South Dakota--1.6%				
South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA, Inc. and Liquidity Facility; U.S. Bank NA)	4.25	6/1/08	2,500,000 [a]	2,500,000
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	3,000,000	3,002,683
Tennessee--7.4%				
Metropolitan Government of Nashville and Davidson County, GO Multi-Purpose Refunding Bonds	5.00	10/15/08	1,070,000	1,078,189
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	1.81	6/7/08	10,000,000 [a]	10,000,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	2.63	10/1/08	2,000,000	2,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.67	6/7/08	3,930,000 [a,b]	3,930,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	1.67	6/7/08	7,905,000 [a,b]	7,905,000
Texas--9.6%				
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	1.87	6/7/08	3,440,000 [a,b]	3,440,000
El Paso Independent School				

District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program)	1.70	6/7/08	2,530,000 [a]	2,530,000
Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.)	1.72	6/7/08	3,225,000 [a]	3,225,000
North Texas Tollway Authority, BAN	4.13	11/19/08	4,045,000	4,045,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	2.05	6/7/08	5,945,000 [a]	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.)	2.32	6/7/08	3,315,000 [a,b]	3,315,000
South Plains Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (LOC; Natixis)	2.25	10/15/08	9,410,000	9,410,000
Vermont--1.4%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon NA)	2.10	6/10/08	4,000,000	4,000,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank)	1.75	6/7/08	820,000 [a]	820,000
Virginia--1.7%				
Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Company)	1.75	6/7/08	2,990,000 [a]	2,990,000
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) (LOC; HSBC Bank USA)	2.05	6/7/08	1,545,000 [a]	1,545,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank)	1.85	6/7/08	1,125,000 [a]	1,125,000
Washington--.8%				
Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) (LOC; Key Bank)	1.81	6/7/08	2,735,000 [a]	2,735,000
Wisconsin--1.9%				
Waupaca, IDR (Gusmer Enterprises, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	3,350,000 [a]	3,350,000
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) (LOC; Bank One)	1.60	6/7/08	3,145,000 [a]	3,145,000

Wyoming--.9%				
Campbell County,				
IDR (Two Elk Partners Project)	3.65	11/28/08	3,000,000	3,000,000
Total Investments (cost $329,552,435)			**98.4%**	**329,552,435**
Cash and Receivables (Net)			**1.6%**	**5,523,957**
Net Assets			**100.0%**	**335,076,392**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $60,485,000 or 18.1% of net assets.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MFHR**	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue	**PCR**	Pollution Control Revenue
PILOT	Payment in Lieu of Taxes	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Basic New Jersey Municipal Money Market Fund

May 31, 2008 (Unaudited)

Short-Term Investments--99.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Absecon, GO Notes, BAN	3.25	6/2/08	1,000,000	1,000,017
Allendale Borough, GO Notes (General Improvement)	4.60	9/1/08	350,000	351,904
Atlantic City, GO Notes (Insured; MBIA)	4.00	8/1/08	100,000	100,130
Berkeley Heights Township Board of Education, GO Notes	4.60	8/1/08	175,000	175,532
Bound Brook Borough, GO Notes (General Improvement) (Insured; FSA)	3.75	2/15/09	325,000	327,704
Brick Township Municipal Utilities Authority, Revenue, Refunding	4.50	12/1/08	650,000	657,374
Brigantine, GO Notes	3.75	1/15/09	660,000	665,425
Burlington County, General Improvement GO Notes, Refunding (Insured; AMBAC)	5.00	10/1/08	225,000	226,619
Burlington County, GO Notes (County College)	4.13	6/1/08	480,000	480,000
Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program)	5.00	10/15/08	160,000	161,225
Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program)	3.75	12/15/08	305,000	306,042
Camden County Improvement Authority, County Guaranteed Revenue (County Capital Program) (Insured; FSA)	3.50	12/1/08	460,000	460,895
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.)	1.72	6/7/08	5,050,000 a	5,050,000
Camden County Municipal Utilities Authority, County Agreement Sewer Revenue, Refunding	4.50	7/15/08	1,000,000	1,002,114
Camden County Municipal Utilities Authority, County Agreement Sewer Revenue, Refunding	5.50	7/15/08	1,475,000	1,479,335
Cape May County Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; MBIA)	5.25	1/1/09	235,000	237,700

Carlstadt Borough Board of Education, GO Notes (Insured; FSA)	4.00	5/1/09	250,000	253,820
Cherry Hill Township, GO Notes, Refunding	5.00	7/15/08	500,000	501,369
Chester Township, GO Notes (Insured; FSA)	3.00	2/1/09	435,000	437,862
Cumberland County Improvement Authority, County Guaranteed Solid Waste System Revenue (Insured; MBIA)	4.25	1/1/09	100,000	100,772
Delaware River and Bay Authority, Revenue (Insured; MBIA)	3.25	1/1/09	100,000	100,086
East Greenwich Township Board of Education, GO Notes	3.63	4/15/09	125,000	126,256
Edgewater Borough Board of Education, GO Notes	3.30	9/1/08	200,000	200,342
Edison Township Board of Education, GO Notes	3.50	7/15/08	370,000	370,259
Elizabeth, GO Notes (General Improvement) (Insured; MBIA)	4.00	6/15/08	125,000	125,012
Elizabeth, GO Notes, Refunding	4.00	8/15/08	125,000	125,291
Essex County Improvement Authority, Airport Revenue, Refunding	4.00	11/1/08	190,000	190,152
Essex County Improvement Authority, GO, LR, Refunding (County Jail and Youth House Projects)	5.00	12/1/08	250,000	252,870
Fair Lawn, GO Notes	4.70	8/1/08	100,000	100,328
Freehold Township, GO Notes	3.00	10/1/08	100,000	99,917
Gloucester County Improvement Authority, County Guaranteed LR (Insured; MBIA)	3.50	9/1/08	100,000	100,135
Haddonfield, GO Notes, BAN	4.00	7/24/08	1,000,000	1,000,278
Hamilton Township Board of Education, GO Notes (Insured; FSA)	4.75	8/15/08	650,000	652,877
Hudson County Improvement Authority, Waterfront Improvement Revenue (Weehawken Project) (Insured; FSA)	3.50	7/1/08	100,000	100,009
Jersey City, GO Notes, Refunding	6.00	10/1/08	100,000	101,085
Jersey City Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; FSA)	4.50	12/1/08	120,000	120,820
Kingsway Regional High School District Board of Education, GO Notes	4.50	1/15/09	100,000	101,063

Livingston Township, GO Notes (General Improvement)	4.00	8/1/08	200,000	200,490
Logan Township Board of Education, GO Notes	5.10	7/15/08	100,000	100,286
Lopatcong Township Board of Education, GO Notes (School Bonds) (Insured; FSA)	5.63	7/15/08	155,000	155,527
Lower Township Municipal Utilities Authority, Revenue	2.20	12/1/08	150,000	149,410
Magnolia Borough Board of Education, GO Notes	5.65	8/1/08	175,000	175,862
Mahwah Township, GO Notes (General Improvement)	4.50	12/1/08	100,000	100,983
Manville, GO Notes, BAN	4.25	7/2/08	1,000,000	1,000,326
Medford Township, GO Notes, Refunding	3.00	8/1/08	425,000	424,995
Mercer County Improvement Authority, LR (Governmental Leasing Program)	2.40	12/15/08	100,000	100,212
Mercer County Improvement Authority, Revenue, Refunding (County Courthouse Project)	5.00	11/1/08	125,000	126,231
Metuchen Borough Board of Education, GO Notes (Project School Bonds)	4.00	8/15/08	100,000	100,240
Middlesex County, GO Notes (General Improvement)	4.88	8/1/08	100,000	100,305
Middletown Township Board of Education, GO Notes, Refunding (New Jersey School Bond Reserve Act) (Insured; FSA)	4.00	8/1/08	100,000	100,202
Monmouth County, GO Notes	5.00	1/15/09	150,000	152,479
Monmouth County Improvement Authority, Governmental Loan Revenue	3.00	12/1/08	100,000	100,200
Monmouth County Improvement Authority, Revenue (Howell Township Board of Education Improvement Project)	3.20	7/15/08	100,000	100,052
Morris County Improvement Authority, Pooled Program Revenue	5.00	9/1/08	100,000	100,396
Morristown, GO Notes (Various Capital Improvements)	4.15	5/1/09	100,000	101,617
Mount Olive Township Board of Education, GO Notes (Insured; MBIA)	4.00	7/15/08	330,000	330,364
New Brunswick Housing Authority, LR, Refunding	4.20	7/1/08	200,000	200,222
New Jersey, COP (Equipment Lease Purchase Agreement)	5.00	6/15/08	430,000	430,319

New Jersey, COP (Equipment Lease Purchase Agreement) (Insured; AMBAC)	4.50	6/15/08	100,000	100,024
New Jersey, COP, Refunding (Equipment Lease Purchase Agreement)	5.25	6/15/08	300,000	300,278
New Jersey, COP, Refunding (Equipment Lease Purchase Agreement)	5.25	6/15/09	400,000	412,060
New Jersey, GO Notes (Various Purposes)	4.00	8/1/08	300,000	300,633
New Jersey, GO Notes (Various Purposes)	4.50	2/1/09	125,000 [b]	126,721
New Jersey, GO Notes, Refunding	3.13	7/15/08	300,000	300,258
New Jersey, GO Notes, Refunding	5.00	7/15/08	200,000	200,574
New Jersey, GO Notes, Refunding	5.00	7/15/08	365,000	366,138
New Jersey, GO Notes, Refunding	5.00	7/15/08	1,120,000	1,123,717
New Jersey, GO Notes, Refunding	5.50	8/1/08	350,000	351,574
New Jersey Building Authority, State Building Revenue, Refunding	5.25	12/15/08	290,000	293,816
New Jersey Economic Development Authority, Economic Growth Revenue (Greater Mercer County Composite Issue) (LOC; Wachovia Bank)	1.85	6/7/08	470,000 [a]	470,000
New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank)	3.05	6/7/08	525,000 [a]	525,000
New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank)	1.77	6/7/08	2,430,000 [a]	2,430,000
New Jersey Economic Development Authority, EDR (Fisk Alloy Wire Inc. and Affiliates Project) (LOC; Wachovia Bank)	1.68	6/7/08	755,000 [a]	755,000
New Jersey Economic Development Authority, EDR (Maroukian Realty LLC Project) (LOC; Commerce Bank N.A.)	1.72	6/7/08	1,405,000 [a]	1,405,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	2.53	6/7/08	5,450,000 [a]	5,450,000
New Jersey Economic Development Authority, EDR (Services for Children with Hidden Intelligence, Inc. Project) (LOC; Fulton Bank)	1.72	6/7/08	2,000,000 [a]	2,000,000

New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; Wachovia Bank)	1.68	6/7/08	50,000 [a]	50,000
New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; Wachovia Bank)	1.68	6/7/08	500,000 [a]	500,000
New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada)	1.73	6/7/08	2,800,000 [a]	2,800,000
New Jersey Economic Development Authority, Market Transition Facility Senior Lien Revenue, Refunding	5.00	7/1/08	650,000	651,055
New Jersey Economic Development Authority, Revenue (Richmond Industries, Inc. and Richmond Realty, L.L.C. Projects) (LOC; Commerce Bank N.A.)	1.72	6/7/08	750,000 [a]	750,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	4.00	6/15/08	100,000	100,051
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	6/15/08	750,000	750,622
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.50	6/15/08	100,000	100,105
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/08	160,000	160,633
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/09	150,000	153,037
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FSA)	5.25	3/1/09	175,000	178,871
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Bank of America)	1.82	6/7/08	2,995,000 [a,c]	2,995,000
New Jersey Economic Development Authority, State LR (State Office Buildings Projects)	5.25	6/15/08	100,000	100,094
New Jersey Educational Facilities Authority, Higher Education Facilities Trust Fund Revenue, Refunding	5.00	9/1/08	100,000	100,603
New Jersey Educational Facilities Authority, Revenue (Higher				

Education Capital Improvement Fund Issue)	4.50	9/1/08	100,000	100,369
New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue)	5.00	9/1/08	935,000	940,322
New Jersey Educational Facilities Authority, Revenue (Montclair State University Issue) (Insured; AMBAC)	4.00	7/1/08	100,000	100,048
New Jersey Educational Facilities Authority, Revenue (Princeton University)	4.75	7/1/08	170,000	170,294
New Jersey Educational Facilities Authority, Revenue (The William Patterson University of New Jersey Issue)	4.75	7/1/08	125,000	125,206
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	4.00	9/1/08	650,000	650,313
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	4.90	9/1/08	100,000	100,583
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	5.00	9/1/08	125,000	125,933
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	5.00	9/1/08	100,000	100,551
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue, Refunding	5.00	9/1/08	265,000	265,775
New Jersey Environmental Infrastructure Trust, Wastewater Treatment Revenue	5.00	9/1/08	650,000	653,983
New Jersey Environmental Infrastructure Trust, Wastewater Treatment Revenue, Refunding (Financing Program)	5.00	3/1/09	150,000	152,867
New Jersey Health Care Facilities Financing Authority, Department of Human Services, LR (Greystone Park Psychiatric Hospital Project)	5.00	9/15/08	655,000	658,704
New Jersey Health Care Facilities Financing Authority, Revenue (Virtua Health Issue) (Insured; FSA)	5.00	7/1/08	100,000	100,141
New Jersey Health Care Facilities				

Financing Authority, Revenue, Refunding (Community Medical Center/Kimball Medical Center/Kensington Manor Care Center Obligated Group Issue) (Insured; FSA)	5.50	7/1/08	100,000	100,169
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Kennedy Health System Obligated Group Issue)	5.75	7/1/08	100,000	100,236
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Robert Wood Johnson University Hospital Issue)	5.00	7/1/08	1,500,000	1,502,322
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue	5.30	10/1/08	1,140,000	1,151,460
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	3.88	11/1/08	430,000	431,302
New Jersey Sports and Exposition Authority, State Contract Bonds (Insured; MBIA and Liquidity Facility; Credit Suisse Group)	2.65	6/7/08	8,905,000 [a]	8,905,000
New Jersey Transit Corporation, COP (Federal Transit Administration Grants)	4.20	9/15/08	100,000	100,396
New Jersey Transportation Trust Fund Authority (Grant Anticipation Bonds)	5.00	6/15/08	1,900,000	1,901,397
New Jersey Transportation Trust Fund Authority (Transportation System)	3.25	6/15/08	250,000	250,058
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	200,000 [b]	200,168
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	1,430,000 [b]	1,431,370
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	100,000	100,080
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	190,000	190,141
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	325,000	325,240
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	125,000	125,104
New Jersey Transportation Trust Fund Authority (Transportation				

System)	5.25	6/15/08	845,000	845,655
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/08	100,000	100,107
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/08	315,000	315,272
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.25	12/15/08	900,000	912,104
New Jersey Turnpike Authority, Turnpike Revenue	6.75	1/1/09	110,000	112,680
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/09	255,000	258,481
New Jersey Wastewater Treatment Trust, Wastewater Treatment Revenue, Refunding	7.00	7/1/08	150,000	150,530
Northern Highlands Regional High School District Board of Education, GO Notes	3.50	6/15/09	110,000	110,835
Nutley Township Board of Education, GO Notes	3.70	8/15/08	120,000	120,223
Ocean County, General Improvement GO Notes	4.13	8/1/08	920,000	920,482
Paramus Borough Board of Education, GO Notes	3.88	6/15/08	500,000	500,274
Passaic County, GO Notes	3.50	9/15/08	185,000	185,393
Passaic County, GO Notes (Insured; FSA)	5.00	9/15/08	150,000	151,290
Paterson, GO Notes (Insured; FSA)	3.50	2/1/09	200,000	201,643
Paterson Public School District, COP, Refunding (Lease Purchase Agreement) (Insured; MBIA)	4.00	11/1/08	140,000	140,340
Perth Amboy, GO Notes, Refunding (General Improvement) (Insured; FSA)	5.20	9/1/08	100,000	100,602
Port Authority of New York and New Jersey (Consolidated Bonds, 133rd Series) (Insured; FSA)	2.20	7/15/08	100,000	99,990
Port Authority of New York and New Jersey (Consolidated Bonds, 138th Series)	4.00	12/1/08	150,000	150,434
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series)	3.50	10/1/08	170,000	170,270
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	1.71	6/7/08	4,500,000 [a,c]	4,500,000
Port Authority of New York and New Jersey (Consolidated Bonds,				

151th Series) (Liquidity Facility; Citigroup)	1.68	6/7/08	6,000,000 [a,c]	6,000,000
Port Authority of New York and New Jersey, Equipment Notes	1.76	6/7/08	1,745,000 [a]	1,745,000
Port Authority of New York and New Jersey, Equipment Notes	1.76	6/7/08	1,615,000 [a]	1,615,000
Port Authority of New York and New Jersey, Special Project Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/08	2,000,000	2,023,312
Princeton Township, GO Notes (General Improvement)	4.60	7/1/08	100,000	100,000
Quinton Township, GO Notes, BAN	2.75	3/1/09	1,000,000	1,004,409
Ramapo Indian Hills Regional High School District Board of Education, GO Notes	4.75	6/1/08	100,000	100,000
Randolph Township Board of Education, GO Notes	4.55	2/1/09	165,000	167,262
Rochelle Park Township, GO Notes (General Improvement)	5.65	7/15/08	250,000	250,931
Rumson-Fair Haven Regional High School District, GO Notes (Insured; FSA)	3.00	2/1/09	100,000	100,524
Scotch Plains-Fanwood Regional School District, GO Notes (Insured; FSA)	4.00	7/15/08	290,000	290,491
Scotch Plains-Fanwood Regional School District Board of Education, GO Notes	4.70	7/15/08	204,000	204,555
Sea Isle City, GO Notes, BAN	3.75	12/10/08	1,400,000	1,402,482
South Hackensack Township Board of Education, GO Notes (Insured; FSA)	4.00	2/15/09	115,000	116,114
Southampton, GO Notes	4.30	7/1/08	100,000	100,136
Sussex County, GO Notes	3.25	7/15/08	100,000	100,150
Sussex County, GO Notes (County College)	4.13	9/1/08	300,000	300,905
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.39	6/7/08	6,000,000 [a,c]	6,000,000
Union City, GO Notes (Insured; FSA)	6.38	11/1/08	750,000	762,236
Union City, GO Notes, Refunding (Insured; MBIA)	5.50	9/1/08	300,000	301,997
Union County Utilities Authority,				

Solid Waste Facility Senior LR (Ogden Martin Systems of Union, Inc. Lessee) (Insured; AMBAC)	5.50	6/1/08	100,000	100,000
University of Medicine and Dentistry of New Jersey, Revenue (Insured; AMBAC and Liquidity Facility; Bank of America)	4.00	6/7/08	4,900,000 a	4,900,000
Voorhees Township, GO Notes, BAN	4.00	7/18/08	1,000,000	1,000,247
Washington Township, GO Notes, BAN	4.00	6/11/08	1,000,000	1,000,066
Westfield, GO Notes (General Improvement)	3.00	8/15/08	100,000	100,119
Woodbridge Township, GO Notes, Refunding	3.50	7/1/08	100,000	100,070
Woodbridge Township, GO Notes, Refunding	5.00	8/15/08	200,000	200,865
Woodbridge Township Board of Education, GO Notes	4.00	7/15/08	255,000	255,419

Total Investments (cost $109,942,504)	**99.5%**	**109,942,628**
Cash and Receivables (Net)	**.5%**	**581,984**
Net Assets	**100.0%**	**110,524,612**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $19,495,000 or 17.6% of net assets.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue

FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier AMT-Free Municipal Bond Fund

May 31, 2008 (Unaudited)

Long-Term Municipal Investments--93.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.7%				
Jefferson County Public Building Authority, LR Warrants (Insured; AMBAC)	5.13	4/1/17	2,380,000	2,363,983
Alaska--1.6%				
Alaska Housing Finance Corporation, Mortgage Revenue	5.10	6/1/12	925,000	925,573
Alaska Industrial Development and Export Authority, Revenue (Providence Health and Services)	5.00	10/1/31	4,790,000	4,789,665
Arizona--.8%				
Salt River Project Agricultural Improvement and Power District, COP (Desert Basin Independent Trust) (Insured; MBIA)	5.00	12/1/18	2,700,000	2,815,101
Arkansas--.3%				
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory Project) (Insured; AMBAC)	5.00	12/1/17	1,025,000	1,075,389
California--12.9%				
Beaumont Financing Authority, Local Agency Revenue (Insured; AMBAC)	4.75	9/1/33	7,065,000	6,992,725
California, GO	5.25	10/1/16	295,000	297,451
California, GO (Insured; MBIA)	5.25	9/1/10	105,000 [a]	111,795
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	5,140,000	4,672,157
California, GO (Veterans) (Insured; FSA)	5.45	12/1/24	2,635,000	2,639,242
California Department of Water Resources, Power Supply Revenue (Insured; XLCA)	5.38	5/1/12	7,000,000 [a]	7,713,020
California Public Works Board, LR (Department of Corrections) (Ten Administrative Segregation Housing Units) (Insured; AMBAC)	5.25	3/1/21	1,000,000	1,040,270
California Public Works Board,				

LR (University of California) (Insured; AMBAC)	5.40	12/1/16	1,000,000	1,022,090
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/20	850,000 [b]	474,971
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/21	1,520,000 [b]	799,353
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/26	2,575,000 [b]	986,637
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/27	2,000,000 [b]	721,520
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	6,640,000	5,538,557
Los Angeles Housing Authority, MFHR (Collateralized; FNMA)	5.00	8/15/37	3,000,000	2,905,770
Nevada Joint Union High School District, GO (Insured; FSA)	5.00	8/1/22	1,160,000	1,211,330
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/27	4,110,000 [b]	1,568,171
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/28	4,000,000 [b]	1,440,000
San Juan Unified School District, GO (Insured; MBIA)	5.25	8/1/20	1,425,000	1,508,106
Tustin Unified School District, Special Tax Bonds (Senior Lien Community Facilities District Number 97-1) (Insured; FSA)	0.00	9/1/21	1,615,000 [b]	863,557
Walnut Valley Unified School District, GO (Insured; FGIC)	6.50	8/1/19	1,765,000	1,774,813
West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA)	4.75	9/1/16	1,000,000	1,021,070
Colorado--3.9%				
Black Hawk, Device Tax Revenue	5.00	12/1/14	500,000	510,990
Black Hawk, Device Tax Revenue	5.00	12/1/18	600,000	584,934
Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GMNA)	5.88	1/20/20	1,940,000	2,003,031
Colorado Water Resources and Power Development Authority, Drinking Water Revenue	5.25	9/1/15	1,000,000	1,016,350
E-470 Public Highway Authority, Senior Revenue (Insured; MBIA)	5.50	9/1/24	2,000,000	2,078,540
Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA)	0.00	6/15/11	9,050,000 [a,b]	3,306,780
Prairie Center Metropolitan				

District Number 3, Limited Property Tax Supported Primary Improvements Revenue	5.40	12/15/31	4,750,000	4,106,423
Delaware--3.6%				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	4.90	5/1/11	5,000,000	5,050,150
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	5.20	2/1/19	6,000,000	6,176,220
Delaware Housing Authority, Revenue	5.15	7/1/17	595,000	606,442
Delaware Housing Authority, Revenue	5.40	7/1/24	850,000	872,040
Florida--9.0%				
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (Insured; Assured Guaranty)	5.00	4/1/36	5,000,000	5,087,200
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program-Florida Universities) (Insured; MBIA)	5.50	10/1/17	2,000,000	2,093,080
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,000,000	1,035,310
Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC)	5.00	3/1/15	1,000,000	1,063,590
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	3,500,000	3,528,805
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue (Insured; AMBAC)	5.00	10/1/18	1,705,000	1,786,533
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/22	1,820,000	1,833,213
Miami-Dade County Educational Facilities Authority, Revenue (University of Miami Issue)	5.75	4/1/28	1,500,000	1,555,350
Miami-Dade County School Board,				

COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,008,850
Orlando, Capital Improvement Special Revenue	4.75	10/1/22	2,875,000	2,908,235
Pace Property Finance Authority Inc., Utility System Improvement Revenue (Insured; AMBAC)	5.13	9/1/12	1,055,000	1,077,872
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	2,000,000	2,061,120
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,955,000	1,973,924
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	1,000,000	997,210
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC)	5.00	10/1/18	1,765,000	1,797,758
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/19	1,525,000	1,623,866
Georgia--1.5%				
Atlanta, Tax Allocation Revenue (Atlantic Station Project) (Insured; Assured Guaranty)	5.00	12/1/23	1,000,000	1,025,090
Atlanta, Water and Wastewater Revenue (Insured; FGIC)	5.50	11/1/18	1,200,000	1,301,808
Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC)	5.00	8/1/18	970,000	1,007,044
Dahlonega, Water and Wastewater Revenue (Insured; Assured Guaranty)	5.25	9/1/30	1,650,000	1,746,459
Idaho--1.7%				
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	5,000 [a]	5,432
Boise State University,				

Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	2,955,000 [a]	3,196,808
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	40,000	41,704
Caldwell, Parity Lien Sewer Revenue (Insured; FSA)	5.75	9/1/18	2,625,000	2,817,885
Illinois--4.8%				
Chicago Board of Education, Unlimited Tax GO (Dedicated Revenues)	5.25	12/1/25	2,500,000	2,651,275
Huntley, Special Service Area Number Nine Special Tax Bonds (Insured; Assured Guaranty)	5.10	3/1/28	3,500,000	3,611,930
Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC)	6.00	2/1/28	750,000	804,510
Illinois Finance Authority, Revenue (Edward Hospital Obligated Group) (Insured; AMBAC)	6.25	2/1/33	500,000	541,830
Illinois Finance Authority, Revenue (Rush University Medical Center Obligated Group) (Insured; MBIA)	5.75	11/1/28	1,000,000	1,040,500
Illinois Finance Authority, Revenue (Sherman Health Systems)	5.50	8/1/37	2,000,000	1,913,180
Illinois Health Facilities Authority, Revenue (Delnor-Community Hospital) (Insured; FSA)	5.25	5/15/27	6,000,000	6,182,880
Kentucky--.4%				
Barbourville, Educational Facilities First Mortgage Revenue (Union College Energy Conservation Project)	5.25	9/1/26	1,500,000	1,502,865
Louisiana--2.8%				
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; AMBAC)	5.50	5/1/15	705,000	752,468
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; MBIA)	5.25	3/1/17	4,500,000	4,620,555
Orleans Parish School Board, Public School Revenue				

(Insured; FGIC)	5.20	2/1/14	4,355,000	4,358,876
Maine--1.2%				
Maine Housing Authority (Mortgage Purchase)	5.35	11/15/21	4,290,000	4,356,409
Maryland--2.6%				
Hyattsville, Special Obligation Revenue (University Town Center Project)	5.60	7/1/24	1,500,000	1,415,655
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,150,000	1,154,634
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue (Single Family Program)	4.75	4/1/13	2,890,000	2,969,446
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	1,295,000	1,397,849
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	5.75	7/1/12	2,000,000 [a]	2,198,260
Michigan--4.2%				
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	1,000,000	1,021,400
Jonesville Community Schools, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/16	685,000	744,568
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	1,000,000	1,160,520
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	5.50	7/1/20	1,255,000	1,264,450
Lincoln Consolidated School District, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; FSA)	5.00	5/1/16	1,155,000	1,255,439
Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group)	5.00	4/15/36	3,750,000	3,573,787
Michigan Public Educational Facilities Authority, LOR (Nataki Talibah Schoolhouse of Detroit Project)	6.50	10/1/30	3,040,000	2,910,466
Michigan Tobacco Settlement				

Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/34	3,000,000	2,736,210
Mississippi--.6%				
Horn Lake, Special Assessment (DeSoto Commons Project) (Insured; AMBAC)	5.00	4/15/16	625,000	667,869
Mississippi Development Bank, Special Obligation Revenue (Waveland, GO Public Improvement Bond Project) (Insured; AMBAC)	5.00	11/1/20	1,315,000	1,363,721
Missouri--1.3%				
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	4.85	12/1/11	275,000	288,082
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.25	12/1/16	830,000	862,055
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.38	12/1/18	755,000	771,384
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/25	1,265,000	1,314,082
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/26	1,325,000	1,372,024
Montana--.7%				
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/20	780,000	820,903
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/23	1,615,000	1,677,840
Nebraska--.7%				
Municipal Energy Agency of Nebraska, Power Supply System Revenue (Insured; AMBAC)	5.25	4/1/16	2,305,000	2,442,816
New Hampshire--.6%				
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.05	7/1/12	760,000	779,904
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.15	7/1/13	1,175,000	1,203,635

New Jersey--1.7%				
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	65,000	75,452
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	185,000	211,396
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	750,000	870,600
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	6,000,000	4,657,020
New York--.5%				
New York State Dormitory Authority, FHA Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; AMBAC)	4.75	8/1/27	825,000	825,215
Seneca Nation Indians Capital Improvements Authority, Special Obligation Revenue	5.00	12/1/23	1,000,000 c	890,250
North Carolina--.4%				
Onslow County Hospital Authority, FHA Insured Mortgage Revenue (Onslow Memorial Hospital Project) (Insured; MBIA)	5.00	10/1/25	1,250,000	1,281,613
Ohio--4.4%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.88	6/1/47	3,000,000	2,575,320
Elyria City School District, GO Classroom Facilities and School Improvement Bonds (Insured; XLCA)	5.00	12/1/35	7,000,000	7,015,050
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)	6.50	11/15/12	570,000	601,378
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement)	4.75	12/1/27	2,000,000	2,025,440
Summit County Port Authority, Bond Fund Program Development Revenue (Portage County - Plaza/Schroer Project)	6.50	5/15/39	470,000	471,208
Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund) (Toledo School for the Arts Project)	5.50	5/15/28	2,750,000	2,629,660
Oklahoma--.6%				
Oklahoma Development Finance Authority, Health Facilities				

Revenue (Oklahoma Hospital Association) (Insured; AMBAC)	5.13	12/1/10	785,000 [a]	842,682
Tulsa Industrial Authority, Student Housing Revenue (The University of Tulsa)	5.25	10/1/26	1,135,000	1,172,035
Oregon--2.0%				
Deschutes County Hospital Facility Authority, HR (Cascade Healthcare Community, Inc.) (Insured; AMBAC)	5.38	1/1/35	2,000,000	2,018,540
Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA)	5.50	1/1/14	590,000	603,063
Oregon Housing and Community Services Department, Mortgage Revenue (Single-Family Mortgage Program)	4.75	7/1/22	1,250,000	1,258,575
Oregon Housing and Community Services Department, Mortgage Revenue (Single-Family Mortgage Program)	4.80	7/1/23	875,000	882,998
Springfield School District Number 19, GO (Insured; FSA)	0.00	6/15/24	4,605,000 [b]	2,100,387
Pennsylvania--8.6%				
Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project)	6.38	12/15/37	2,000,000	1,941,760
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	4,000,000	4,360,560
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	2,000,000	1,748,120
Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC)	5.00	12/1/32	2,080,000	2,125,781
Montour School District, GO (Insured; FSA)	5.00	4/1/32	3,300,000	3,399,594
Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University of Pennsylvania)	5.88	7/1/38	1,500,000	1,502,175
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	5,000,000	5,135,250
Philadelphia, GO (Insured; FSA)	5.25	12/15/23	3,500,000	3,754,835

Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	1,410,000	1,426,116
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	730,000 [a]	816,228
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	270,000	291,608
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,210,000	1,239,742
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	2,500,000	2,507,375
South Carolina--.7%				
Columbia, Parking Facilities Revenue (Insured; CIFG)	5.00	2/1/37	1,230,000	1,186,360
Pickens County School District, GO (School District Enhance Program)	5.00	5/1/09	1,135,000 [a]	1,165,168
Tennessee--.3%				
Sullivan County Industrial Board, Revenue (Collateralized; GNMA)	6.35	7/20/27	1,000,000	1,003,930
Texas--15.7%				
Austin, Utility System Revenue (Insured; FSA)	5.13	11/15/16	955,000	956,270
Austin Convention Enterprises, Inc., Convention Center Hotel First Tier Revenue	6.60	1/1/11	2,500,000 [a]	2,734,350
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/15	1,580,000	1,553,409
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/24	2,750,000	2,530,660
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	1,000,000	886,740
Barbers Hill Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; AMBAC)	5.00	2/15/23	540,000	554,191
Coastal Water Authority,				

Water Conveyance System Revenue (Insured; AMBAC)	6.25	12/15/17	2,170,000	2,176,662
Corpus Christi, Combination Tax and Municipal Hotel Occupancy Tax Revenue, Certificates of Obligation (Insured; FSA)	5.50	9/1/18	1,955,000	2,097,363
Corpus Christi, Utility System Revenue (Insured; FSA)	5.00	7/15/21	1,000,000	1,044,010
Del Mar College District, Limited Tax Bonds (Insured; FGIC)	5.25	8/15/17	1,295,000	1,391,827
Denton, GO (Insured; CIFG)	5.00	2/15/22	450,000	470,151
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/23	135,000 [b]	60,352
El Paso Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/20	415,000	434,754
Fort Worth, General Purpose Bonds	5.00	3/1/20	700,000	733,131
Frenship Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	470,000 [b]	251,102
Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC)	5.25	2/1/18	1,000,000	1,056,410
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	550,000 [a]	592,971
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	300,000 [a]	323,688
Houston, Water and Sewer System Revenue (Insured; FSA)	5.00	12/1/18	1,145,000	1,198,277
Lake Worth Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/23	1,435,000 [b]	673,460
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	1,000,000	1,017,300
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	740,000	758,900

Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/29	1,000,000	1,004,870
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/30	4,000,000 b	1,208,880
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/31	9,110,000 b	2,595,530
Little Elm Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/22	1,285,000 b	604,862
Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Retirement Corporation Project) (Collateralized; GNMA)	5.50	1/20/21	995,000	1,035,576
Lubbock Housing Finance Corporation, MFHR (Las Colinas, Quail Creek and Parkridge Place Apartments Projects)	6.00	7/1/22	1,175,000	1,035,762
McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC)	5.00	8/15/26	1,300,000	1,343,563
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/20	185,000 b	103,041
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.50	8/15/20	1,100,000	1,177,550
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/27	1,000,000 b	373,040
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/28	4,675,000 b	1,589,593
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	2,000,000 b	1,055,900
Midlothian Independent School District, Unlimited Tax School				

Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/22	1,750,000 [b]	878,621
Montgomery Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/25	2,065,000	2,147,868
North Harris Montgomery Community College District, Limited Tax GO Building Bonds (Insured; FGIC)	5.38	2/15/17	145,000	154,038
North Texas Tollway Authority, System Revenue	5.63	1/1/33	5,000,000	5,132,000
North Texas Tollway Authority, System Revenue	5.75	1/1/40	3,000,000	3,091,200
Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	1,035,000	1,062,376
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/25	680,000	649,339
San Antonio	5.00	2/1/16	120,000	120,228
San Antonio, Electric and Gas Revenue	5.50	2/1/20	255,000	292,814
Schertz-Cibolo Universal City Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/1/32	5,545,000 [b]	1,524,376
Sharyland Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/17	1,130,000	1,206,772
Texas National Research Laboratory Commission Financing Corporation, LR (Superconducting Super Collider Project)	6.95	12/1/12	535,000	590,453
Wylie Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/24	3,500,000 [b]	1,550,535
Utah--.4%				
Intermountain Power Agency, Subordinated Power Supply Revenue	5.25	7/1/22	1,500,000	1,551,960
Virginia--1.2%				
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center)	5.25	6/1/19	1,120,000	1,175,899
Hampton Redevelopment and Housing Authority, Senior Living				

Association Revenue (Collateralized; GNMA)	5.88	7/20/16	1,825,000	1,845,841
Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA)	5.00	5/15/19	1,200,000	1,261,224
Washington--.7%				
Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project)	4.00	6/1/24	2,645,000	2,408,854
Wisconsin--.3%				
Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA)	5.10	7/1/22	1,000,000	1,046,040
Total Long-Term Municipal Investments (cost $326,946,266)				**326,789,706**

Short-Term Municipal Investments--4.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--3.6%				
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	8.00	6/1/08	12,855,000 d	12,855,000
Pennsylvania--.6%				
Harrisburg Authority, School Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Westdeutshe Landesbank)	1.90	6/7/08	2,000,000 d	2,000,000
Total Short-Term Municipal Investments (cost $14,855,000)				**14,855,000**
Total Investments (cost $341,801,266)			**97.6%**	**341,644,706**
Cash and Receivables (Net)			**2.4%**	**8,283,949**
Net Assets			**100.0%**	**349,928,655**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security issued with a zero coupon. Income is recognized through the accretion of discount.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, this security amounted to $890,250 or .3% of net assets.

d Securities payable on demand. Variable interest rate--subject to periodic change.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $341,801,266. Net unrealized depreciation on investments was $156,560 of which $5,903,213 related to appreciated investment securities and $6,059,773 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier High Yield Municipal Bond Fund

May 31, 2008 (Unaudited)

Long-Term Municipal Investments--88.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--.8%				
Alaska Industrial Development and Export Authority, Community Provider Revenue (Boys and Girls Home and Family Services, Inc. Project)	5.88	12/1/27	2,000,000	1,817,800
Arizona--4.4%				
Pima County Industrial Development Authority, Education Facilities Revenue (Sonoran Science Academy Tucson Project)	5.75	12/1/37	2,750,000	2,401,630
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	3,000,000	2,796,750
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.25	9/1/30	5,500,000 [a]	5,386,425
California--2.4%				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,000,000	1,025,580
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/35	3,300,000	3,126,585
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	1,000,000	834,120
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	5,710,000 [b]	726,483
Colorado--3.9%				
Arista Metropolitan District, Special Revenue	6.75	12/1/35	1,000,000	909,440
Arista Metropolitan District, Subordinate Special Revenue	9.25	12/1/37	1,000,000	1,067,650
Colorado Educational and Cultural Facilities Authority, Independent School Improvement Revenue (Vail Christian High				

School Project)	5.50	6/1/37	2,000,000	1,769,960
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,500,000	3,130,995
Colorado Health Facilities Authority, Revenue (Christian Living Communities Project)	5.75	1/1/37	2,000,000	1,794,300
El Paso County, SFMR (Collateralized: FNMA and GNMA)	6.20	11/1/32	710,000	729,248
Connecticut--1.3%				
Mashantucket Western Pequot Tribe, Special Revenue	6.50	9/1/31	3,000,000	3,001,050
District of Columbia--2.6%				
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	6.65	6/1/30	3,145,000	3,292,752
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	7.50	12/1/30	1,255,000	1,331,342
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	620,000	603,793
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	11,560,000 [b]	679,497
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	220,000	220,154
Florida--3.5%				
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,000,000	3,047,010
Jacksonville Economic Development Commission, IDR (Gerdau Ameristeel US Inc. Project)	5.30	5/1/37	1,700,000	1,398,420
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	4,000,000	3,968,080
Georgia--1.8%				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	1,685,000	1,783,202
Rockdale County Development				

Authority, Project Revenue (Visy Paper Project)	6.13	1/1/34	2,500,000	2,480,675
Idaho--2.1%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	5,000,000	5,031,350
Illinois--7.3%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.00	10/1/33	455,000	476,808
Harvey, GO	5.63	12/1/32	4,000,000	3,755,120
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project)	6.25	5/1/12	1,000,000 c	1,126,540
Illinois Finance Authority, MFHR (Dekalb Supportive Living Facility Project)	6.10	12/1/41	2,750,000	2,439,690
Illinois Finance Authority, Revenue (Sherman Health Systems)	5.50	8/1/37	3,000,000	2,869,770
Quad Cities Regional Economic Development Authority, MFHR (Heritage Woods of Moline SLF Project)	6.00	12/1/41	1,000,000	874,270
Will Kankakee Regional Development Authority, MFHR (Senior Estates Supportive Living Project)	7.00	12/1/42	2,000,000	1,968,040
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/26	3,755,000	3,415,285
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/27	420,000	380,919
Iowa--.4%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	6.00	6/1/36	1,000,000	955,080
Kansas--1.7%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	970,000	1,004,222
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	12/1/35	2,830,000	2,968,868
Kentucky--1.1%				
Kentucky Area Development Districts Financing Trust, COP				

(Lease Acquisition Program)	5.50	5/1/27	1,070,000	1,104,026
Three Forks Public Properties Corporation, First Mortgage Revenue (Regional Detention Facility Project)	5.50	12/1/20	1,615,000	1,597,041
Louisiana--8.1%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	4,867,000	4,384,778
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	4,000,000	4,020,720
Louisiana Public Facilities Authority, Revenue (SUSLA Facilities Inc. Project)	5.75	7/1/39	4,000,000	3,673,920
Parish of Saint John the Baptist, Revenue (Marathon Oil Corporation Project)	5.13	6/1/37	5,000,000	4,726,300
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	2,405,000	2,406,491
Maryland--1.1%				
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	6.00	1/1/28	2,500,000	2,573,250
Massachusetts--.7%				
Massachusetts Health and Educational Facilities Authority, Revenue (Fisher College Issue)	5.13	4/1/30	1,780,000	1,580,782
Michigan--3.5%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,080,000	1,878,406
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	1,000,000	1,004,510
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,385,000	4,171,670
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	1,500,000	1,337,550
Minnesota--2.9%				
Cottage Grove, Subordinate Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	6.00	12/1/46	1,500,000	1,397,430
North Oaks,				

Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.50	10/1/47	3,000,000	3,038,370
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	1,500,000	1,505,760
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,000,000	1,002,650
Mississippi--1.7%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.90	5/1/22	1,500,000	1,492,185
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	2,405,000	2,506,178
Missouri--.3%				
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.50	3/1/31	580,000	610,740
New Hampshire--.7%				
New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue)	5.25	6/1/36	1,900,000	1,703,141
New Jersey--1.6%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	3,070,000	3,022,077
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	425,000	403,827
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	4,000,000 [b]	313,120
New Mexico--.4%				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	900,000	939,312
New York--4.2%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	1,500,000	1,518,030
New York Liberty Development Corporation, Revenue (National				

Sports Museum Project)	6.13	2/15/19	2,500,000	2,514,800
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.63	7/1/37	2,000,000	1,929,760
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	4,000,000	4,035,240
Ohio--3.0%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	7,500,000	7,029,150
Oklahoma--1.1%				
Chickasaw Nation, Health System Bonds	6.25	12/1/32	2,680,000	2,693,293
Other State--.8%				
Munimae Tax Exempt Subsidiary LLC	5.90	9/30/20	2,000,000	1,969,720
Pennsylvania--7.6%				
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,481,700
Delaware County Industrial Development Authority, Revenue (Resource Recovery Facility)	6.20	7/1/19	5,025,000	5,057,361
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	5,000,000	4,774,100
Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project)	6.88	4/1/36	2,000,000	2,019,660
Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University Pennsylvania)	6.00	7/1/42	2,500,000	2,525,275
Susquehanna Area Regional Airport Authority, Airport System Revenue	6.50	1/1/38	2,300,000	2,315,295
Rhode Island--.5%				
Central Falls Detention Facility Corporation, Detention Facility Revenue (The Donald W. Wyatt Detention Facility)	7.25	7/15/35	1,100,000	1,138,126
South Carolina--1.2%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	2,600,000 [c,d,e]	2,901,366

Tennessee--.6%				
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	5.00	10/1/25	600,000	541,524
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	6.00	10/1/35	1,000,000	916,740
Texas--10.4%				
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	4,000,000	3,546,960
Brazos River Authority, PCR (TXU Energy Company LLC Project)	5.00	3/1/41	2,500,000	1,659,725
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	5.13	5/15/33	1,500,000	1,351,065
Dallas-Fort Worth International Airport Facility Improvement Corporation, Revenue (American Airlines, Inc.)	6.00	11/1/14	3,900,000	2,963,883
Dallas-Fort Worth International Airport Facility Improvement Corporation, Revenue (American Airlines, Inc.)	9.00	5/1/15	1,750,000	1,582,035
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	4,347,200
North Texas Tollway Authority, System Revenue	5.75	1/1/40	3,000,000	3,091,200
Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project)	6.25	9/1/36	2,250,000	2,139,795
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	320,000	328,461
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	4,000,000	3,964,080
Washington--2.5%				
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.50	6/1/27	1,685,000	1,609,529
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.60	6/1/37	1,500,000	1,405,710
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.60	9/1/25	1,675,000	1,632,388

Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.75	9/1/30	1,250,000	1,215,500
West Virginia--.8%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	1,850,000	1,798,626
Wisconsin--1.1%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	2,690,000 [d,e]	2,680,746
Wyoming--.4%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,000,000	919,430
Total Long-Term Municipal Investments (cost $220,090,938)				**210,580,610**

Short-Term Municipal Investments--12.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--2.4%				
Pinellas County Health Facilities Authority, Revenue, Refunding (Pooled Hospital Loan Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4.00	6/1/08	1,700,000 [f]	1,700,000
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	4.00	6/1/08	3,900,000 [f]	3,900,000
Michigan--2.9%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	2.70	6/1/08	7,000,000 [f]	7,000,000
New York--.5%				
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	8.00	6/1/08	500,000 [f]	500,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	8.00	6/1/08	700,000 [f]	700,000
Ohio--2.6%				
Clark County,				

MFHR (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	4.50	6/7/08	2,365,000 [f]	2,365,000
Montgomery County, Revenue (Miami Valley Hospital) (Liquidity Facility; National City Bank)	3.50	6/1/08	3,900,000 [f]	3,900,000
Oklahoma--1.9%				
Payne County Economic Development Authority, Student Housing Revenue (OSUF Phase III Student Housing, L.L.C. Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	9.00	6/7/08	4,500,000 [f]	4,500,000
Tennessee--1.9%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	2,100,000 [f]	2,100,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9.00	6/7/08	2,400,000 [f]	2,400,000
Total Short-Term Municipal Investments (cost $29,065,000)				**29,065,000**
Total Investments (cost $249,155,938)			**100.7%**	**239,645,610**
Liabilities, Less Cash and Receivables			**(.7%)**	**(1,553,363)**
Net Assets			**100.0%**	**238,092,247**

a Purchased on a delayed delivery basis.
b Security issued with a zero coupon. Income is recognized through the accretion of discount.
c These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $5,582,112 or 2.3% of net assets.
e Collateral for floating rate borrowings.
f Securities payable on demand. Variable interest rate--subject to periodic change.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $249,155,938. Net unrealized depreciation on investments was $9,510,328 of which $1,077,960 related to appreciated investment securities and $10,588,288 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation

ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance